October 1, 2026

VIA EDGAR

Securities and Exchange Commission

Office of Registration and Reports

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Filings, Information & Consumer Services

Re:	Rule 17g-1(g) Fidelity Bond Filing Information with Respect to Period Covering September 18, 2026 to September 18, 2027 for USVC Venture Capital Access Fund (File No. 811-23660) (the “Trust”)

Dear Sir or Madam:

Enclosed for filing, on behalf of Trailmark Series Trust (the “Trust”), pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), as amended, please find the following:

1.	a copy of the Trust’s executed Fidelity Bond issued by Arch Insurance Company; and
2.	a Certificate of the Secretary of the Trust containing the resolutions approving the form and amount of the Fidelity Bond, adopted by the Board of Trustees, including a majority of the Trustees who are not considered “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act;
3.	The Fidelity Bond covers the period from September 18, 2026 to September 18, 2027; and
4.	The premium associated with the Fidelity Bond has been paid for the period from September 18, 2026 to September 18, 2027.

Please contact me if you have questions or require additional information.

Very truly yours,

USVC Venture Capital Access Fund

/s/ Erik Syvertsen
Erik Syvertsen
President

SECRETARY’S CERTIFICATE

I, Erik Syvertsen, President of USVC Venture Capital Access Fund (the “Trust”), a Delaware statutory trust, hereby duly certify and attest that the Board of Trustees of the Trust (the “Board”), including a majority of the Trustees who are not “interested persons” of the Trust, adopted the following resolutions at a meeting duly called and held on September 14, 2026, and that such resolutions have not been modified or rescinded since their adoption and are in fully force and effect as of the date hereof:

Approval of Fidelity Bond

RESOLVED, that the Adviser and the officers of the Fund, or any of them, are authorized to renew the fidelity bond written by Arch Insurance Company (or such other reasonably qualified underwriter in the discretion of the Adviser and the officers of the Fund) in the aggregate amount required by Rule 17g-1 (the “Bond”) promulgated by the SEC under Section 17(g) of the 1940 Act to provide the Fund protection in the event of larceny or embezzlement by, among others, officers and employees of the Fund, provided that the Bond’s terms and premium are substantially similar to the terms and premium of the Fund’s fidelity bond expiring September 18, 2026;

FURTHER RESOLVED, that it is the finding of the Board that the Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolio;

FURTHER RESOLVED, that an officer of the Fund shall file, or arrange for the filing of, the Bond with the SEC and give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Fund, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution; and

FURTHER RESOLVED, that any and all actions previously taken by the officers of the Fund in connection with the renewal of the Bond are ratified.

IN WITNESS HEREOF I have duly set my hand this 1st day of October, 2026.

/s/ Erik Syvertsen
Erik Syvertsen, President

ARCH INSURANCE COMPANY

(A Missouri Corporation)

Home Office Address:	Administrative Address:
2345 Grand Blvd, Suite 900	Harborside 3
Kansas City, MO 64108	210 Hudson Street, Suite 600
Jersey City, NJ 07311-1107
Tel: (866) 413-5550

ARCH CANOPYSM POLICY FOR

INVESTMENT ADVISERS & INVESTMENT COMPANIES

MANAGEMENT LIABILITY, PROFESSIONAL LIABILITY,

CRIME, AND KIDNAP, RANSOM & EXTORTION INSURANCE

NOTICE APPLICABLE TO LIABILITY COVERAGE PARTS: EXCEPT AS OTHERWISE PROVIDED, THIS POLICY PROVIDES CLAIMS MADE COVERAGE AND COVERS CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD AND REPORTED TO THE INSURER NO LATER THAN 60 DAYS AFTER THE END OF THE POLICY PERIOD. EACH LIMIT OF LIABILITY SHALL BE REDUCED, AND MAY BE EXHAUSTED, BY DEFENSE COSTS PAYMENTS. IF ANY LIMIT OF LIABILITY IS EXHAUSTED, THE INSURER SHALL HAVE NO FURTHER LIABILITY FOR ANY COVERAGE TO WHICH SUCH LIMIT OF LIABILITY APPLIES, INCLUDING LIABILITY FOR DEFENSE COSTS. ALL LOSS PAYMENTS, INCLUDING DEFENSE COSTS PAYMENTS, SHALL APPLY TO THE RETENTION.

DECLARATIONS

Policy No.: IAP1000106-01
Item 1.	Named Organization & Address:		USVC Venture Capital Access Fund
			140 Lakeside Avenue
			Suite 100
			Seattle, WA 98122

Item 2.	Policy Period:
	From:	September 18, 2026
	To:	September 18, 2027
	12:01 a.m. local time at the address stated in Item 1

Item 3.	Policy Premium:		$50,000.00
	Taxes, Surcharges and other assessments, if applicable		$0.00
	Premium attributable to Terrorism Risk Insurance:		$0.00
	☒	Included in Policy Premium
	☐	In addition to Policy Premium

05 IAP0115 00 07 11	Page 1 of 4

Item 4.	Extended Reporting Period (Liability Coverage Parts only):
	Additional Period	1 Year
	Additional Premium	150% Of The Annualized Policy Premium

Item 5.	Notices to Insurer:
Claims or Potential Claims:	All Other Notices:
Arch Insurance Company	Arch Insurance Company
Executive Assurance Claims	Executive Assurance Underwriting
1299 Farnam Street, Suite 500	Harborside 3
Omaha, NE 68102	210 Hudson Street, Suite 600
P.O. Box 542033	Jersey City, NJ 07311-1107
Omaha, NE 68154	Tel: (866) 413-5550
Phone: 877 688-ARCH (2724)
Fax: 866 266-3630
E-mail: Claims@ArchInsurance.com

Item 6.	Coverage Elections:
	Only those Coverage Parts and Options designated with an X are included in this Policy. Regarding the Discovery Crime Bond Coverage Parts, only those Insuring Agreements designated with an X are included in this Policy.

	☒	Liability Coverage Parts Aggregate Limit of Liability Option:		$5,000,000

	☐			Public Company Directors & Officers Liability Coverage Part:
	Limit of Liability	Retention		Prior Litigation Date
		Non-Indemnifiable Loss:	$0
		Securities Claim Loss:
		All other Loss:

	☐			Private Company Directors & Officers Liability Coverage Part:
	Limit of Liability	Retention		Prior Litigation Date
		Non-Indemnifiable Loss:	$0
		All other Loss:

	☐			Investment Adviser Professional Liability Coverage Part:
	Limit of Liability	Retention		Prior Litigation Date
		Non-Indemnifiable Loss:	$0
		All other Loss:

	☒			Investment Company Directors & Officers & Professional Liability Coverage Part:
	Limit of Liability	Retention		Prior Litigation Date
	$5,000,000	Non-Indemnifiable Loss:	$0	09/18/2025
		All other Loss:	$150,000
	Nonparty Witness Costs Sublimit:

	☐			Fiduciary Liability Coverage Part:
	Limit of Liability	Retention		Prior Litigation Date
		Non-Indemnifiable Loss:	$0
		All other Loss – Insuring
		Agreement A:
		All other Loss – Insuring
		Agreement B:

05 IAP0115 00 07 11	Page 2 of 4

☐	Employment Practices Liability Coverage Part:
Limit of Liability	Retention	Prior Litigation Date	Options
	Non-Indemnifiable Loss: $0 All other Loss not arising from a Class Action Claim: All other Loss arising from a Class Action Claim:		☐ Third Party Liability Coverage: * Sublimit of Liability: * Retention (other than Class Action Claim): * Prior Litigation Date:
Prior EPL Policy:	N/A
Insurer:	N/A
Policy No.:	N/A
Policy Period:	N/A

☐	Discovery Crime Bond Coverage Part:
Coverage Part Aggregate Limit of Liability:
Insuring Agreement			Limit of Liability	Retention
☐	A.	Employee Theft

☐	B.	Inside the Premises
☐	C.	Outside the Premises
☐	D.	Forgery & Alteration (including Defense Costs)
☐	E.	Computer Fraud & Fraudulent Transfer Instructions (including Fraudulent Telefacsimile & Voice Transfer Instructions)
☐	F.	Currency Fraud
☐	G.	Charge Card Fraud
☐	H.	Securities Document Fraud
☐	I.	Investigation Costs
☐	J.	Computer Restoration Costs

05 IAP0115 00 07 11	Page 3 of 4

☐	Kidnap, Ransom & Extortion Coverage Part:
Insuring Agreement				Limit of Liability	Retention	Options
☐	A.	Kidnap, Ransom & Extortion			$0	☐	F.	Repatriation Costs Coverage Limit of Liability: Retention:
☐	B.	Custody			$0
☐	C.	Claims Costs			$0
☐	D.	Response Costs			$0
☐		1.	R&R Sublimit					$0
☐	E.	Personal Injury			$0	☐	G.	Recall Costs Coverage – Limit of Liability:

☐	Benefits:
		1.	Death
		2.	Mutilation:					Retention:
		3.	Other Injury:					$0
Security Consultant: Control Risks Group

Item 7.	Endorsements:

See attached schedule of endorsements and notices

05 IAP0115 00 07 11	Page 4 of 4

Signature Page

IN WITNESS WHEREOF, Arch Insurance Company has caused this policy to be executed and attested.

Brian D. First	Regan Shulman
President	Secretary

05 ML0002 00 12 14	Page 1 of 1

SCHEDULE OF FORMS AND ENDORSEMENTS

NAMED INSURED:	USVC Venture Capital Access Fund	TERM: September 18, 2026 to September 18, 2027
POLICY NUMBER:	IAP1000106-01

ENDT. NO.	FORM NO.	TITLE
	05 ML0002 00 12 14	SIGNATURE PAGE (ARCH INSURANCE)
	00 IAP0107 00 07 11	GENERAL PROVISIONS
1	00 ML0207 00 11 03 (00 ME7543 00 03 26)	IAP CANOPY PLUS ENDORSEMENT (GENERAL PROVISIONS) (ALLIANT AMENDATORY)
	00 IAP0109 00 07 11	INVESTMENT COMPANY DIRECTORS & OFFICERS & PROFESSIONAL LIABILITY COVERAGE PART
2	00 ML0207 00 11 03 (00 ME7540 00 03 26)	IAP CANOPY PLUS ENDORSEMENT (INVESTMENT COMPANY D&O & PROFESSIONAL LIABILITY COVERAGE PART) (ALLIANT AMENDATORY)
3	00 ML0207 00 11 03 (00 ME5781 00 07 20)	INVESTMENT COMPANY DEFINITION LIQUIDATED INVESTMENT COMPANIES (GENERAL PROVISIONS) (ALLIANT AMENDATORY)
4	00 ML0207 00 11 03 (00 ME7539 00 06 26)	COST OF CORRECTIONS COVERAGE (ALLIANT)
5	00 IAP0144 48 08 11	WASHINGTON AMENDATORY ENDORSEMENT
	00 MLT0027 00 12 19	TERRORISM COVERAGE DISCLOSURE NOTICE
	00 ML0065 00 06 07	U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN ASSETS CONTROL ( OFAC )

00 ML0012 00 09 04	Page 1 of 1

GENERAL PROVISIONS

TABLE OF CONTENTS

1.	APPLICABILITY OF GENERAL PROVISIONS

2.	DEFINITIONS

3.	COVERAGE TERRITORY

4.	SPOUSAL, DOMESTIC PARTNER, ESTATE, & LEGAL REPRESENTATIVE COVERAGE

5.	EXTENDED REPORTING PERIOD

6.	LIMIT OF LIABILITY

7.	PRIORITY OF PAYMENTS

8.	RETENTION

9.	DEFENSE OF CLAIMS

10.	CLAIM AND POTENTIAL CLAIM NOTICES

11.	INTERRELATED CLAIMS

12.	ALLOCATION

13.	SUBROGATION

14.	OTHER INSURANCE

15.	CORPORATE TRANSACTIONS

16.	APPLICATION

17.	SUITS AGAINST THE INSURER

18.	ENTIRE AGREEMENT

19.	CHANGES

20.	ASSIGNMENT

21.	NAMED ORGANIZATION’S AUTHORITY

22.	CANCELLATION

23.	BANKRUPTCY

24.	NOTICES

25.	TITLES

26.	REFERENCES TO LAWS

27.	COVERAGE PART COORDINATION

00 IAP0107 00 07 11	GEN PROVS

In consideration of the payment of the premium, the Insurer specified in the Declarations (the “Insurer”) and the Insureds agree as follows:

GENERAL PROVISIONS

1.	APPLICABILITY OF GENERAL PROVISIONS

A.	Except as specifically provided herein, the General Provisions apply to all Coverage Parts.

B.	Except as specifically provided therein, the provisions of each Coverage Part apply to such Coverage Part only.

C.	If there is any conflict between the General Provisions and any Coverage Part, the provisions of the Coverage Part shall control.

2.	DEFINITIONS

The following terms shall have the meanings specified below:

A.	“Advisory Board Member” means any natural person while serving as a member of an advisory board or committee of an Insured Organization formed pursuant to an Insured Organization’s articles of incorporation, bylaws, operating agreement, partnership agreement, or equivalent organizational or governance documents.

B.	“Application” means:

1.	the application for this Policy, including any information submitted in connection with or incorporated therein; and

2.	any public documents filed by an Insured Organization with the Securities and Exchange Commission or any similar state, local, or foreign regulatory agency during the 12 months prior to the inception of the Policy Period.

Application shall not include any such public documents filed more than 12 months prior to the inception of the Policy Period.

C.	“Claim” shall have the meaning specified in each Liability Coverage Part.

D.	“Claim Manager” means any natural person:

1.	chief executive officer;

2.	chief operating officer;

3.	chief financial officer;

4.	general counsel;

5.	chief compliance officer; or

6.	risk manager,

of an Insured Organization. Regarding the Employment Practices Liability Coverage Part, Claim Manager also means any director of the human resources department of an Insured Organization.

00 IAP0107 00 07 11	GEN PROVS

E.	“Debtor-in-Possession” means a “debtor-in-possession” as defined in Chapter 11 of the United States Bankruptcy Code or any similar law.

F.	“Defense Costs” means reasonable and necessary fees and expenses incurred in the defense or appeal of a Claim, including Extradition Costs. Defense Costs shall include the premium for any appeal, attachment or similar bond, provided that the Insurer shall have no obligation to issue such bond. Defense Costs shall not include any compensation, benefit expenses, or overhead of any Insureds.

G.	“Derivative Demand” means any written demand by any security holder of an Insured Organization upon the board of directors or other governing board of such Insured Organization to bring a lawsuit in a court of law against any Insured Person for a Wrongful Act, if such demand is made without the assistance, participation, or solicitation of any Executive, other than Whistleblowing.

H.	“Derivative Suit” means any lawsuit against an Insured Person for a Wrongful Act of such Insured Person made on behalf of an Insured Organization by any security holder of such Insured Organization, in their capacity as such, if such lawsuit is made without the assistance, participation, or solicitation of any Executive, other than Whistleblowing.

I.	“Domestic Partner” means any natural person qualifying as a domestic partner under any federal, state or local law or under the provisions of any formal program established by any Insured Organization.

J.	“Employee” means any natural person who is, was, or becomes employed by an Insured Organization, including fulltime, part-time, seasonal, leased and temporary employees as well as volunteers, in their capacity as such. Employee excludes any independent contractor.

K.	“ERISA” means the Employee Retirement Income Security Act of 1974.

L.	“Executive” means any natural person who is, was, or becomes a duly elected or appointed:

1.	director, officer, or member of the board of managers or management committee of an Insured Organization;

2.	in-house general counsel or chief compliance officer of an Insured Organization;

3.	general partner of an Insured Organization organized as a limited partnership; or

4.	manager of an Insured Organization organized outside the United States of America if such position is equivalent to those specified in 1, 2 or 3 above, in their capacity as such.

M.	“Extradition Costs” means fees and expenses incurred by an Insured Person to lawfully oppose, challenge, resist or defend against any request for extradition of such Insured Person from his or her current country of employment and domicile to any other country for any criminal trial, including the appeal of any order or other grant of extradition of such Insured Person.

00 IAP0107 00 07 11	GEN PROVS

N.	“Insolvency” means the status of any Insured Organization due to:

1.	the appointment of any conservator, liquidator, receiver, trustee, rehabilitator, examiner, or similar official to control, supervise, or liquidate such Insured Organization; or

2.	such Insured Organization becoming a Debtor-in-Possession.

O.	“Insured Organization” shall have the meaning specified in each Coverage Part.

P.	“Insured Person” shall have the meaning specified in each Coverage Part. A person acts in an insured capacity only during the time that such person is employed by, or in-service with, an Insured Organization in any position described in the definition of “Insured Person” in each Coverage Part. Regarding the Liability Coverage Parts, an Insured Person remains an Insured Person for any Wrongful Act occurring prior to termination of employment or service.

Q.	“Insureds” shall have the meaning specified in each Coverage Part.

R.	“Interrelated Wrongful Acts” means Wrongful Acts that have as a common nexus any fact, circumstance, situation, event, transaction, cause or series of causally connected facts, circumstances, situations, events, transactions or causes.

S.	“Investigation Costs” means reasonable and necessary fees and expenses incurred in the investigation and evaluation of any Derivative Demand. Investigation Costs shall not include compensation, benefit expenses, or overhead of any Insureds.

T.	“Investment Company” means any investment company, including any series or portfolio of such investment company, that is:

1.	listed as an “Investment Company” in a written endorsement issued by the Insurer;

2.	subject to Section 15. Corporate Transactions, D. New Investment Company, newly registered, created or sponsored during the Policy Period; or

3.	listed as a “Terminated Investment Company” in a written endorsement issued by the Insurer, provided that coverage for such investment company shall be limited to Wrongful Acts occurring prior to the effective date of termination specified in such endorsement, including any such organization as a Debtor-in-Possession.

U.	“Liability Coverage Part” means each of the following Coverage Parts of this Policy: Public Company Directors & Officers Liability Coverage Part; Private Company Directors & Officers Liability Coverage Part; Investment Adviser Professional Liability Coverage Part; Investment Company Management & Professional Liability Coverage Part; Employment Practices Liability Coverage Part; and Fiduciary Liability Coverage Part. When used in the plural, this term means all such Coverage Parts.

V.	“Loss” shall have the meaning specified in each Coverage Part.

W.	“Named Organization” means the organization named in Item 1 of the Declarations, including, any such organization as a Debtor-in-Possession.

00 IAP0107 00 07 11	GEN PROVS

X.	“Non-Indemnifiable Loss” means Loss incurred by any Insured Person that no Insured Organization can indemnify because of:

1.	legal prohibition; or

2.	Insolvency.

Y.	“Outside Capacity” means service by an Insured Person as a director, officer, trustee, regent, governor or equivalent executive of an Outside Organization while serving with the knowledge and consent, or at the request, of an Insured Organization.

Z.	“Outside Organization” means any entity that is:

1.	not a Subsidiary; and

2.	exempt from federal income tax as an entity described in Section 501(c)(3), (4) or (10) or Section 527 of the Internal Revenue Code of 1986.

AA.	“Policy Period” means the period specified in Item 2 of the Declarations, subject to any cancellation prior to the scheduled expiration date.

BB.	“Pollutants” means any solid, liquid, gaseous, biological, radiological or thermal contaminant or irritant, including, without limitation, smoke, vapor, soot, fumes, acids, alkalis, chemicals, mold, fungi, odors, noise, lead, oil or oil products, radiation, asbestos or asbestos containing products, waste or any electric, magnetic, or electromagnetic field of any frequency. “Waste” includes, without limitation, material to be recycled, reconditioned, or reclaimed. Pollutants also means any substance identified on a list of hazardous substances issued by any governmental agency, including, without limitation, the Environmental Protection Agency.

CC.	“SOX 304(a)/Dodd-Frank 954 Costs” means reasonable and necessary fees and expenses (including a premium or origination fee for a loan or bond) incurred by any Executive, with the Insurer’s prior written consent, to facilitate any reimbursement required under Section 304(a) of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

SOX 304(a)/Dodd-Frank 954 Costs exclude any amount required to be reimbursed under Section 304(a) of the Sarbanes-Oxley Act of 2002 or Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

DD.	“Subsidiary” means any:

1.	corporation while the Named Organization owns or controls, directly or indirectly, the right to elect or appoint more than 50% of the members of its board of directors;

2.	limited liability company while the Named Organization owns or controls, directly or indirectly, the right to elect or appoint more than 50% of the members of its management board;

3.	limited partnership while:

a.	the Named Organization owns, either directly or indirectly, more than 50% of its limited partnership interests; and

b.	the Named Organization or any corporation or limited liability company described in 1 or 2 above is the sole general partner of such limited partnership; or

00 IAP0107 00 07 11	GEN PROVS

4.	foundation, charitable trust, or political action committee while the Named Organization exclusively sponsors such organization,

including any such organization as a Debtor-in-Possession.

Subsidiary excludes any investment company, regardless of whether such investment company is insured under this Policy.

EE.	“UK Corporate Manslaughter Act Defense Costs” means Defense Costs incurred by an Insured Person resulting from a Claim first made against an Insured Organization during the Policy Period or Extended Reporting Period, if applicable, for violation of the United Kingdom Corporate Manslaughter and Corporate Homicide Act of 2007 or any similar law.

FF.	“Whistleblowing” means:

1.	providing information, causing information to be provided, or otherwise assisting in an investigation regarding any conduct which an Insured Person reasonably believes constitutes a violation of section 1341, 1343, 1344, or 1348 of the Securities Exchange Act of 1934, any rule or regulation of the Securities and Exchange Commission, or any provision of federal, state or foreign law relating to fraud against security holders, when the information or assistance is provided to or the investigation is conducted by:

a.	a federal, state, or foreign law or regulatory enforcement agency;

b.	any member of the United States Congress or any committee of Congress; or

c.	a person with supervisory authority over an Insured Person (or such other person working for an Insured Organization who has the authority to investigate, discover, or terminate misconduct); or

2.	testifying in a proceeding relating to an alleged violation of section 1341, 1343, 1344, or 1348 of the Securities Exchange Act of 1934, any rule or regulation of the Securities and Exchange Commission, or any provision of federal, state or foreign law relating to fraud against security holders.

GG.	“Wrongful Act” shall have the meaning specified in each Liability Coverage Part.

3.	COVERAGE TERRITORY

This Policy shall apply on a worldwide basis.

4.	SPOUSAL, DOMESTIC PARTNER, ESTATE, & LEGAL REPRESENTATIVE COVERAGE

Regarding the Liability Coverage Parts only, coverage shall apply to a Claim made against the lawful spouse or Domestic Partner of any Insured Person or if any Insured Person dies, becomes incapacitated, or files for bankruptcy, such Insured Person’s estate, heirs, assigns or legal representatives provided that:

A.	such Claim arises solely out of:

1.	such person’s status as the spouse, Domestic Partner, estate, heir, assign, or legal representative of such Insured Person; or

2.	such person’s ownership of property sought as recovery for a Wrongful Act;

00 IAP0107 00 07 11	GEN PROVS

B.	the Insured Person is named in such Claim along with such person or entity; and

C.	no coverage shall apply to any Claim for any actual or alleged act, error, omission, misstatement, misleading statement, neglect or breach of duty by any such person or entity.

Coverage for such Claim shall be on the same terms and conditions (including, without limitation, the Retention) as apply to a Claim made against an Insured Person.

5.	EXTENDED REPORTING PERIOD

Regarding the Liability Coverage Parts only:

A.	If the Insurer or Named Organization does not renew this Policy for any reason other than nonpayment of premium, or if the Named Organization cancels this Policy, the Insureds shall have the right, upon payment of the Additional Premium stated in Item 4 of the Declarations, to a continuation of the coverage afforded by all elected Liability Coverage Parts for the Additional Period stated in Item 4 of the Declarations (the “Extended Reporting Period”). If elected, the Extended Reporting Period shall commence upon the effective date of such nonrenewal or cancellation. Such continuation of coverage shall apply only to a Claim:

1.	first made against the Insureds during the Extended Reporting Period for a Wrongful Act occurring prior to the end of the Policy Period; and

2.	otherwise covered by any Liability Coverage Part.

B.	The rights contained in this section shall terminate unless a written notice of election together with the additional premium due is received by the Insurer within 30 days after the effective date of nonrenewal or cancellation.

C.	The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancelable.

D.	There is no separate limit of liability for the Extended Reporting Period.

6.	LIMIT OF LIABILITY

Regarding the Liability Coverage Parts only:

A.	The Limit of Liability specified in Item 6 of the Declarations for each Liability Coverage Part shall be the maximum aggregate amount that the Insurer shall pay under such Liability Coverage Part.

B.	Notwithstanding the above, if the Liability Coverage Parts Aggregate Limit of Liability Option is elected in Item 6 of the Declarations:

1.	such single shared Limit of Liability shall be the maximum aggregate amount that the Insurer shall pay under all Liability Coverage Parts combined; and

2.	any amount specified as a Limit of Liability for an elected Liability Coverage Part shall be:

a.	the maximum aggregate amount that the Insurer shall pay under such Liability Coverage Part; and

00 IAP0107 00 07 11	GEN PROVS

b.	part of, and not in addition to, the amount specified as the Liability Coverage Parts Aggregate Limit of Liability.

C.	Defense Costs shall be part of, and not in addition to, each applicable Limit of Liability. Payment of Defense Costs by the Insurer shall reduce each applicable Limit of Liability.

D.	If any applicable Limit of Liability of this Policy is exhausted by the payment of Loss, the premium for this Policy shall be fully earned.

7.	PRIORITY OF LOSS PAYMENTS

Regarding the Liability Coverage Parts only, if Loss is incurred that is acknowledged by the Insurer to be covered under any Liability Coverage Part except that such Loss exceeds the remaining applicable Limit of Liability for such Coverage Part, the Insurer shall pay Non-Indemnifiable Loss before paying any other Loss.

8.	RETENTION

Regarding the Liability Coverage Parts only:

A.	The Insurer shall pay Loss arising from each Claim covered under any Liability Coverage Part only to the extent such Loss is in excess of the applicable Retention specified in Item 6 of the Declarations.

B.	Each Retention shall be uninsured.

C.	If a Claim is subject to multiple Retentions, the total Retention for such Claim shall be the largest applicable Retention.

E.	No Retention shall apply to Non-Indemnifiable Loss.

F.	All Insured Organizations shall provide indemnification for Loss, and advance Defense Costs, on behalf of any Insured Person to the fullest extent permitted or required by law. If such indemnification or advancement is permitted or required by law and all such Insured Organizations:

1.	refuse in writing to indemnify or advance; or

2.	fail to indemnify or advance within 60 days after any written request of an Insured Person for such indemnification or advancement,

then any coverage under any Liability Coverage Part for such Insured Person shall apply without any Retention. In such case, any such Insured Organization shall reimburse the Insurer for the Retention that would have applied if indemnification or advancement had been made. Such reimbursement shall become immediately due and payable as a direct obligation of any such Insured Organization to the Insurer. The refusal or failure of an Insured Organization to indemnify or advance shall not impair the rights of any Insured Person under this Policy.

00 IAP0107 00 07 11	GEN PROVS

9.	DEFENSE OF CLAIMS

Regarding the Liability Coverage Parts only:

A.	It shall be the duty of the Insureds to defend any Claim, provided that the Insurer shall have the right to effectively associate with the Insureds in the defense of any Claim and make any investigation it deems appropriate.

B.	At the written request of the Insureds, the Insurer shall advance on a current basis Defense Costs excess of the applicable Retention, provided that the Insureds shall repay such Defense Costs if it is subsequently determined that such Defense Costs are not covered under this Policy.

C.	The Insureds shall neither admit nor assume any liability, enter into any settlement agreement, stipulate to any judgment, or incur any Defense Costs without the prior written consent of the Insurer, such consent not to be unreasonably withheld. The Insurer shall not be liable for any admission, assumption, settlement, stipulation, or Defense Costs to which it has not consented.

D.	The Insureds shall give to the Insurer all information and cooperation as the Insurer may reasonably request.

10.	CLAIM AND POTENTIAL CLAIM NOTICES

Regarding the Liability Coverage Parts only:

A.	As a condition precedent to coverage, any Claim Manager shall give the Insurer written notice of any Claim as soon as practicable after any Claim Manager becomes aware of such Claim, but no later than: (i) 60 days after the end of the Policy Period; or (ii) the end of the Extended Reporting Period, if applicable. Notwithstanding the foregoing, if the Insurer provides written notice that this Policy is being canceled for nonpayment of premium, then written notice of any Claim shall be given to the Insurer prior to the effective date of cancellation. Such notice shall specify the Liability Coverage Part under which notice is being given.

B.	If any Claim Manager becomes aware of a Wrongful Act during the Policy Period that may reasonably be expected to give rise to a Claim against an Insured for which coverage may be available under a Liability Coverage Part, and if written notice of such Wrongful Act is given to the Insurer during the Policy Period specifying the (i) reasons for anticipating such a Claim, (ii) nature and date of the Wrongful Act, (iii) identity of the Insureds involved, (iv) injuries or damages sustained, (v) names of potential claimants, (vi) manner in which the Insureds first became aware of the Wrongful Act and (vii) the Liability Coverage Part under which such notice is being given, then any Claim subsequently arising from such Wrongful Act shall be deemed to be a Claim first made at the time that the Insurer receives such notice.

11.	INTERRELATED CLAIMS

Regarding the Liability Coverage Parts only, all Claims arising from, based upon, or attributable to the same Wrongful Act or Interrelated Wrongful Acts shall be deemed to be a single Claim first made on the earliest date that:

A.	any of such Claims was made, even if such date is before the Policy Period;

B.	proper notice of such Wrongful Act or Interrelated Wrongful Act was given to the Insurer pursuant to Section 10.B above; or

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C.	any notice of fact, circumstance or situation including such Wrongful Act or Interrelated Wrongful Act was given under any prior directors and officers liability, management liability, professional liability or crime insurance policy.

12.	ALLOCATION

Regarding the Liability Coverage Parts only:

A.	If the Insureds incur Loss that is only partially covered by this Policy because a Claim includes both covered and uncovered matters or is made against both covered and uncovered parties, then the Insurer and the Insureds shall use their best efforts to allocate such Loss based upon: (i) the relative legal and financial exposures of any covered and uncovered parties or covered and uncovered matters; and (ii) if a settlement occurs, the relative benefit of the parties from settlement of such covered and uncovered portions of such Claim.

B.	If the Insurer and the Insureds cannot agree on the amount of Defense Costs to be advanced under this Policy, then the Insurer shall advance on a current basis the Defense Costs it believes to be covered under this Policy, if any, until a different amount shall be agreed upon or determined pursuant to this Policy and applicable law.

13.	SUBROGATION

A.	The Insurer shall be subrogated to all of the Insureds’ rights of recovery regarding any payment of Loss under this Policy. The Insureds shall do everything necessary to secure and preserve such rights, including, without limitation, the execution of any documents necessary to enable the Insurer to effectively bring suit in the name of the Insureds. The Insureds shall do nothing to prejudice the Insurer’s position or any rights of recovery.

B.	The Insurer shall not subrogate against any Insured.

14.	OTHER INSURANCE

Except for personal liability insurance maintained by an Insured Person for their own benefit, coverage under this Policy shall apply only in excess of any other valid and collectible insurance regardless of whether such other insurance is stated to be excess, contributory, contingent or otherwise, unless such other insurance is written specifically excess of this Policy by reference in such other insurance to this Policy’s Policy Number.

15.	CORPORATE TRANSACTIONS

A.	Takeover of Named Organization

If, during the Policy Period:

1.	any person or entity or group of persons and/or entities acting in concert acquires securities which result in ownership by such person(s) and/or entity(ies) of more than 50% of the outstanding securities representing the present right to vote for the election of directors or equivalent positions of the Named Organization; or

2.	the Named Organization merges into or consolidates with another organization such that the Named Organization is not the surviving organization,

then coverage shall continue for any: (i) Wrongful  Act  occurring (under any Liability Coverage Part); (ii) Loss discovered (under the Discovery Crime Bond Coverage Part); or (iii) covered event first commenced (under the Kidnap, Ransom & Extortion Coverage Part), before such transaction. No coverage shall be available for any: (i) Wrongful Act occurring (under any Liability Coverage Part); (ii) Loss discovered (under the Discovery Crime Bond Coverage Part); or (iii) covered event first commenced (under the Kidnap, Ransom & Extortion Coverage Part), after such transaction. Upon such transaction, the entire premium for this Policy shall be deemed fully earned. The Insureds shall give the Insurer written notice of such transaction as soon as practicable, but not later than 60 days after the effective date of such transaction.

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B.	Acquisition or Creation of Subsidiary

If, during the Policy Period, the Named Organization or any Subsidiary:

1.	creates or acquires a Subsidiary; or

2.	merges with another organization such that the Named Organization or any Subsidiary is the surviving entity,

then such newly created, acquired or merged organization and its Insureds shall be covered under this Policy for any: (i) Wrongful Act occurring (under any Liability Coverage Part); (ii) Loss discovered (under the Discovery Crime Bond Coverage Part); or (iii) covered event first commenced (under the Kidnap, Ransom & Extortion Coverage Part), after such transaction. No coverage shall be available for any: (i) Wrongful Act of any new Insureds occurring (under any Liability Coverage Part); (ii) Loss of any new Insureds discovered (under the Discovery Crime Bond Coverage Part); or (iii) covered event of any new Insureds first commenced (under the Kidnap, Ransom & Extortion Coverage Part), before such transaction. No coverage shall be available for any Wrongful Act that is an Interrelated Wrongful Act to any Wrongful Act of any new Insureds occurring before such transaction.

If the fair value of the assets of any newly acquired or merged organization exceeds 25% of the total consolidated assets of the Named Organization as reflected in its most recent consolidated audited financial statements prior to such merger or acquisition, then coverage for such newly acquired or merged organization and its Insureds shall cease at the earlier of: (i) 60 days after the acquisition or merger; or (ii) the end of the Policy Period, unless the Insurer agrees in writing to extend coverage upon such terms and conditions as it, in its absolute discretion, chooses. The Insureds shall furnish all information regarding such transaction as the Insurer shall request.

C.	Loss of Subsidiary Status

If, before or during the Policy Period, any organization ceases to be a Subsidiary, then coverage otherwise available under this Policy for such Subsidiary and its Insureds, shall apply only for any: (i) Wrongful Act occurring (under any Liability Coverage Part); (ii) Loss discovered (under the Discovery Crime Bond Coverage Part); or (iii) covered event first commenced (under the Kidnap, Ransom & Extortion Coverage Part), before such cessation. No coverage shall be available for any former Subsidiary and its Insureds for any: (i) Wrongful Act occurring (under any Liability Coverage Part); (ii) Loss discovered (under the Discovery Crime Bond Coverage Part); or covered event first commenced (under the Kidnap, Ransom & Extortion Coverage Part), after such cessation.

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D.	New Investment Company

If, during the Policy Period:

1.	the Named Organization or any Subsidiary: (i) registers a new investment company under the Investment Company Act of 1940; or (ii) sponsors a new investment company that is not registered under the Investment Company Act of 1940; or

2.	any Investment Company registered under the Investment Company Act of 1940 merges with another non-insured investment company such that the Investment Company is the surviving entity,

then such newly registered, sponsored or merged investment company shall be considered an Investment Company and such Investment Company and its Insureds shall be covered under this Policy for any: (i) Wrongful Act occurring (under any Liability Coverage Part); (ii) Loss discovered (under the Discovery Crime Bond Coverage Part); or (iii) covered event first commenced (under the Kidnap, Ransom & Extortion Coverage Part), after such transaction. No coverage shall be available for any: (i) Wrongful Act of any new Insureds occurring (under any Liability Coverage Part); (ii) Loss of any new Insureds discovered (under the Discovery Crime Bond Coverage Part); or (iii) covered event of any new Insureds first commenced (under the Kidnap, Ransom & Extortion Coverage Part), before such transaction. No coverage shall be available for any Wrongful Act that is an Interrelated Wrongful Act to any Wrongful Act of any new Insureds occurring before such transaction.

If the fair value of the assets of any newly registered, sponsored or merged investment company described above exceeds: (i) regarding any registered investment company, 25% of the total consolidated assets of all registered Investment Companies; or (ii) regarding any non-registered investment company, 200% of the total consolidated assets of the largest non-registered Investment Company sponsored by any Insured Organization prior to such sponsorship or merger, as reflected in the most recent consolidated audited financial statements prior to such registration, sponsorship or merger, then coverage for such newly acquired, sponsored or merged organization and its Insureds shall cease at the earlier of: (i) 60 days after such registration, sponsorship, or merger; or (ii) the end of the Policy Period, unless the Insurer agrees in writing to extend coverage upon such terms and conditions as it, in its absolute discretion, chooses. The Insureds shall furnish all information regarding such transaction as the Insurer shall request.

E.	Investment Company Operations Termination

If, during the Policy Period, any Investment Company:

1.	merges into or consolidates with another non-insured investment company and such Investment Company does not survive such transaction;

2.	transfers all its assets to another non-insured investment company;

3.	becomes managed by an investment adviser (other than as a sub-adviser) that is not the Named Organization or any Subsidiary; or

4.	deregisters under the Investment Company Act of 1940,

then coverage for such Investment Company and its Insureds shall continue only for any: (i) Wrongful Act occurring (under any Liability Coverage Part); (ii) Loss discovered (under the Discovery Crime Bond Coverage Part,); or (iii) covered event first commenced (under the Kidnap, Ransom & Extortion Coverage Part), before such transaction. No coverage shall be available for any Investment Company and its Insureds for any: (i) Wrongful Act occurring (under any Liability Coverage Part); (ii) Loss discovered (under the Discovery Crime Bond Coverage Part); or covered event first commenced (under the Kidnap, Ransom & Extortion Coverage Part), after such transaction.

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F.	Changes in Insured Organization Name or Personnel

If, during the Policy Period, any Insured Organization changes its name or board composition, directors and officers, investment committee or advisory board but does not make any material changes or modifications to its operations, this Policy shall continue to provide insurance to such Insured under its former and new name for the remainder of the Policy Period.

16.	APPLICATION

A.	The Insureds represent that the information contained in the Application is true, accurate and complete. This Policy is issued in reliance upon the material representations contained in the Application. If the Application contains material misrepresentations or omissions made with intent to deceive or that materially affect the acceptance of the risk or the hazard assumed by the Insurer, this Policy shall not afford any coverage for any Insured who knew at the inception of the Policy Period of the facts that were misrepresented in, or were omitted from, the Application. The Application shall be deemed attached to, and incorporated into, this Policy.

B.	For the purpose of determining coverage for each Insured:

1.	the Application shall be construed as a separate application for coverage by each Insured;

2.	knowledge possessed by any Insured Person shall not be imputed to any other Insured Person; and

3.	only knowledge possessed by the Named Organization’s chief executive officer, chief financial officer, or general counsel or the person signing the Application shall be imputed to an Insured Organization.

C.	Except as described above, knowledge possessed by any Insured shall not be imputed to any other Insured.

D.	Notwithstanding any other provision of this Policy, the Insurer shall not rescind this Policy.

17.	SUITS AGAINST THE INSURER

A.	No suit or other proceeding shall be commenced by the Insureds against the Insurer unless there shall have been full compliance with all the terms and conditions of this Policy.

B.	No person or organization shall have any right under this Policy to join the Insurer as a party to any Claim against the Insureds nor shall the Insurer be impleaded by the Insureds in any Claim.

18.	ENTIRE AGREEMENT

This Policy, including the Declarations, General Provisions, elected Coverage Part(s), written endorsements, and the Application shall constitute the entire agreement between the Insurer and the Insureds regarding the insurance provided hereunder.

19.	CHANGES

This Policy shall not be changed in any manner except by a written endorsement issued by the Insurer.

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20.	ASSIGNMENT

Assignment of any interest under this Policy shall not bind the Insurer unless such assignment is acknowledged by a written endorsement issued by the Insurer.

21.	NAMED ORGANIZATION’S AUTHORITY

The Named Organization shall act on behalf of all Insureds regarding all matters under this Policy, including, without limitation, cancellation, election of the Extended Reporting Period, transmission and receipt of notices, reporting of Claims and potential Claims, acceptance of endorsements, payment of premiums, and receipt of return premiums.

22.	CANCELLATION

A.	The Insurer may cancel this Policy for non-payment of premium by sending not less than 20 days notice to the Named Organization. This Policy may not otherwise be cancelled by the Insurer.

B.	Except as otherwise provided, the Named Organization may cancel this Policy by sending written notice of cancellation to the Insurer. Such notice shall be effective upon receipt by the Insurer unless a later cancellation date is specified therein.

C.	If the Insurer cancels this Policy, unearned premium shall be calculated on a pro rata basis. If the Insureds cancel this Policy, unearned premium shall be calculated at the Insurer’s customary short rates. Payment of any unearned premium shall not be a condition precedent to the effectiveness of a cancellation. The Insurer shall make payment of any unearned premium as soon as practicable.

23.	BANKRUPTCY

Bankruptcy or insolvency of any Insureds shall not relieve the Insurer of any of its obligations under this Policy.

24.	NOTICES

A.	Notices to the Insureds shall be sent to the Named Organization at the address specified in Item 1 of the Declarations.

B.	Notices to the Insurer shall be sent to the applicable address specified in Item 5 of the Declarations and become effective upon receipt at such address.

C.	All notices shall be in writing.

25.	TITLES

The titles of the sections of, and endorsements to, this Policy are for reference only. Such titles shall not be part of the terms and conditions of coverage.

26.	REFERENCES TO LAWS

A.	Any statute, act, or code mentioned in this Policy shall be deemed to include all amendments of, and rules and regulations promulgated under, such statute, act, or code.

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B.	Any statute, act, or code mentioned in this Policy that is followed by the phrase “or any similar law” shall be deemed to include all similar laws of all jurisdictions throughout the world, including, without limitation, any common law.

27.	COVERAGE PART COORDINATION

Regarding the Liability Coverage Parts only:

A.	If any Loss is covered under the Employment Practices Liability Coverage Part and any other Liability Coverage Part:

1.	the Insurer shall first pay such Loss under the Employment Practices Liability Coverage Part prior to paying such Loss under any other Liability Coverage Part; and

2.	the Insureds shall be entitled to recover Loss only once.

B.	Regardless of the Liability Coverage Part under which a notice of claim or potential claim is given by the Insureds, the Insurer shall be entitled to make its own determination as to which Liability Coverage Part, if any, Loss is covered and should be paid.

C.	The maximum aggregate amount that the Insurer shall pay for all Loss arising from a single Claim shall not exceed the greatest Limit of Liability of any applicable Coverage Part.

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THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

IAP CANOPY PLUS ENDORSEMENT
(GENERAL PROVISIONS)
(ALLIANT AMENDATORY)

Regarding the General Provisions, it is agreed that:

1.	DEFINITION REPLACEMENTS

The following Section 2. Definitions are deleted and replaced by:

D.	“Claim Manager” means any natural person chief financial officer, general counsel or functional equivalent of the Named Organization.

F.	“Defense Costs” means reasonable fees and expenses incurred in the defense or appeal of a Claim, including Extradition Costs. Defense Costs shall include the premium for any appeal, attachment or similar bond, provided that the Insurer shall have no obligation to issue such bond. Defense Costs shall include all reasonable fees and expenses of defense counsel selected by the Insureds at defense counsel’s usual hourly rates (including usual and customary periodic increases in such rates) and including all ordinary charges and expenses, with no discount or other reduction in such fees and charges and expenses. Defense Costs shall include all reasonable fees and expenses incurred by such counsel in providing reports, updates or other information regarding defense strategy to the Insurer. Defense Costs shall not include any compensation, benefit expenses, or overhead of any Insureds.

L.	“Executive” means any natural person who is, was, or becomes a duly elected or appointed:

1.	director, officer, Chief Administration Officer, Chief Financial Officer, Chief Compliance Officer, trustee or member of the board of managers or management committee of an Insured Organization;

2.	in-house general counsel and any members of the legal or compliance departments of an Insured Organization;

3.	general partner of an Insured Organization organized as a limited partnership; or

4.	manager of an Insured Organization organized outside the United States of America if such manager holds a position equivalent to those specified in 1 or 2, above.

O.	“Insured Organization” shall have the meaning specified in each Coverage Part. “Insured Organization” shall not include any Portfolio Company.

S.	“Investigation Costs” means reasonable costs, charges, fees (including attorneys’ and experts’ fees) and expenses incurred by an Insured Organization, its board of directors or any committee thereof in connection with the investigation or evaluation of any Derivative Demand, but shall not include the wages, salaries, overhead, benefit expenses or fees of the directors, officers or employees of an Insured Organization.

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T.	“Investment Company” means any investment company, including any series or portfolio of such investment company, that is:

1.	listed as an “Investment Company” in a written endorsement issued by the Insurer;

2.	any subsidiary of an Investment Company specified in 1 above formed for the purpose of investing on behalf of such Investment Company;

3.	subject to Section 15. Corporate Transactions, D. New Investment Company, newly registered, created or sponsored during the Policy Period; or

4.	subject to Section 15. Corporate Transactions, E. Investment Company Operations Termination;

including any such organization as a Debtor-in-Possession. “Investment Company” shall not include any Portfolio Company.

Z.	“Outside Organization” means any entity that is:

1.	a Portfolio Company; or

2.	exempt from federal income tax as an entity described in Section 501(c)(3), (4) or (10) or Section 527 of the Internal Revenue Code of 1986,

provided that “Outside Organization” shall not include an Insured Organization.

2.	NEW DEFINITIONS

The following definitions are added to Section 2. Definitions:

“CCO Penalty Loss” means fines or penalties imposed by law against the Chief Compliance Officer for any non-willful violation of the: (i) Investment Company Act of 1940; (ii) Investment Advisers Act of 1940; (iii) Securities Act of 1933; (iv) Securities Exchange Act of 1934; (v) Bank Secrecy Act; or (vi) any similar law to any law specified in (i) through (v).

“Chief Compliance Officer” means any natural person appointed pursuant to Rule 206(4)-7 under the Investment Adviser Act of 1940, Rule 38a-1 of the Investment Company Act of 1940, Section 4s(k) of the Commodities Exchange Act, or any similar law as the chief compliance officer of an Insured Organization, in their capacity as such.

“Controlling Shareholder” means any person or entity that:

1.	directly or indirectly owns a 10% or more equity ownership interest in; or

2.	controls within the meaning of Section 15 of the Securities Act of 1933, Section 20 of the Securities and Exchange Act of 1934, or any similar law,

any Insured Organization or Portfolio Company.

“Extradition” means any formal process by which an Insured Person is surrendered from his or her current country of employment and domicile to any other country for trial or to otherwise answer any criminal accusation.

“Independent Director” means directors of an Investment Company who is, was, or becomes not interested persons or are otherwise independent or disinterested under applicable law.

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“Inquiry” means any:

1.	subpoena or similar document compelling witness testimony or document production by an Insured Person regarding an Insured Person’s capacity in an Insured Organization or an Insured Organization’s business activities;

2.	written request by an Investigating Authority for an Insured Person to appear for an interview or meeting regarding an Insured Person’s capacity in an Insured Organization or an Insured Organization’s business activities; or

3.	written request by an Insured Organization for an Insured Person to appear for an interview or meeting or to produce documents regarding such Insured Person’s capacity in an Insured Organization or an Insured Organization’s business activities if such request is in response to any investigation: (i) by an Insured Organization’s board of directors or other governing board of a Derivative Demand or Derivative Suit; or (ii) by an Investigating Authority of an Insured Organization’s business activities.

Inquiry does not include any routine or regularly scheduled oversight, compliance, audit, examination or inspection by an Investigating Authority or an Insured Organization.

“Inquiry Costs” means reasonable fees, costs and expenses incurred by an Insured Person in response to an Inquiry, including, without limitation, fees and expenses incurred in preparation for, and attendance at, an interview or meeting requested by an Investigating Authority or an Insured Organization. Inquiry Costs shall exclude any: (i) compensation, benefit expenses or overhead of any Insureds; or (ii) fees and expenses to comply with any discovery or production request seeking documents, records or electronic information that are in the possession of an Insured Organization or any third-party.

“Investigating Authority” means any federal, state, local or foreign law enforcement or governmental investigative authority (including, but not limited to, the U.S. Department of Justice, the U.S. Securities and Exchange Commission and any attorney general) or the enforcement unit of any securities or commodities exchange or other self-regulatory body.

“Portfolio Company” means any entity while an Investment Company directly or indirectly maintains or has maintained an ownership interest in such entity’s debt or equity securities.

3.	SPOUSAL, DOMESTIC PARTNER, ESTATE, & LEGAL REPRESENTATIVE COVERAGE

Section 4. Spousal, Domestic Partner, Estate And Legal Representative Coverage is deleted and replaced by:

Regarding the Liability Coverage Parts only, coverage shall apply to a Claim made against the lawful spouse or Domestic Partner of an Insured Person, or if an Insured Person dies, becomes incapacitated, or files for bankruptcy, such Insured Person’s estate, heirs, assigns, or legal representatives.

Regarding the Liability Coverage Parts only, coverage shall also apply to a Claim made against: (i) any revocable or irrevocable trust, asset protection trust, marital trust, or other estate planning or wealth management vehicle maintained by or for the benefit of such Insured Person; or (ii) marital community property, property jointly held by an Insured Person and the spouse or Domestic Partner, or property transferred from an Insured Person to the spouse or Domestic Partner.

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Coverage for any Claim described above shall be subject to the following requirements:

1.	such Claim shall arise solely out of:

a.	such person’s status as a spouse, Domestic Partner, trustee, beneficiary, heir, assignee or legal representative of such Insured Person; or

b.	such person’s ownership of property sought as recovery for a Wrongful Act;

2.	the Insured Person shall be named in such Claim along with such persons or entities; and

3.	no coverage shall apply to any Claim for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty of such persons or entities.

Coverage for such Claim shall be on the same terms and conditions (including, without limitation, the Retention) as apply to the Claim made against the Insured Person.

4.	EXTENDED REPORTING PERIOD

Section 5. Extended Reporting Period shall not apply to any Claim that is an Inquiry.

5.	RETENTION

Section 8. Retention, B and E are deleted and replaced by:

B.	Each Retention shall be uninsured, provided that any Retention applicable to a Claim made against an Insured Person may be paid by any Side A DIC insurer.

E.	No Retention shall apply to Non-Indemnifiable Loss, Investigation Costs, or any Claim covered under Private Company Directors & Officers Liability Coverage Part Section 3. Outside Position Coverage Extension.

6.	DEFENSE OF CLAIMS

Section 9. Defense of Claims B, C, and D are deleted and replaced by:

B.	At the written request of the Insureds, the Insurer shall advance on a current basis (and no later than sixty (60) days after receipt of such valid bills) Defense Costs excess of the applicable Retention, provided the Insureds shall repay such Defense Costs if it is subsequently determined that such Defense Costs are not covered under this Policy.

C.	The Insureds shall neither admit nor assume any liability, enter into any settlement agreement, stipulate to any judgment, or incur any Defense Costs without the prior written consent of the Insurer, such consent not to be unreasonably withheld. The Insurer shall not be liable for any admission, assumption, settlement, stipulation, or Defense Costs to which it has not consented.

Notwithstanding any of the foregoing, if all Insureds are able to fully and finally dispose with prejudice a Claim for an amount not exceeding 75% of any applicable Retention amount, including Defense Costs, then the Insurer’s consent shall not be required for such disposition.

D.	The Insureds shall give to the Insurer all information and cooperation as the Insurer may reasonably request, provided that the failure of any Insured Person to give the Insurer information and cooperation shall not impair the rights of any other Insured Person under this Policy. Upon the Insurer’s request, the Insureds shall attend proceedings, hearings and trials, and shall assist in effecting settlements, securing and giving evidence, and obtaining the attendance of witnesses.

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Nothing in this Policy shall require the Insured to waive any attorney-client privilege, work-product or other privilege or similar protection. The Insurer shall cooperate in good faith with the Insureds to preserve the privileged status of any information the Insureds provide, including, if reasonable, entering into a joint defense, non-disclosure or other similar agreement with the Insureds.

If there is a conflict of interest among any Insureds, the Insureds shall notify the Insurer of such conflict and obtain the Insurer’s prior written consent to retain separate counsel, such consent not to be unreasonably withheld.

7.	CLAIM AND POTENTIAL CLAIM NOTICES

Section 10. Claim & Potential Claim Notices is deleted and replaced by:

Regarding the Liability Coverage Parts only:

A.	Notwithstanding the Declarations Page, as a condition precedent to coverage, the Claim Manager shall give the Insurer written notice of any Claim as soon as practicable after the Claims Manager first becomes aware of such Claim, but no later than: (i) 180 days after the end of the Policy Period if this Policy is renewed with the Insurer; (ii) 90 days after the end of the Policy Period if this Policy is not renewed with the Insurer; or (iii) the end of the Extended Reporting Period, if applicable. If this Policy is renewed with the Insurer and the Insureds fail to provide notice of a Claim as required above, the Insurer shall not limit or deny coverage on the grounds of untimely Claim notice unless the Insurer can establish that its interests were materially prejudiced as a result of such allegedly untimely notice.

B.	If during the Policy Period or Extended Reporting Period, if applicable, the Claim Manager becomes aware of a Wrongful Act that may reasonably be expected to give rise to a Claim against an Insured, and if written notice of such Wrongful Act is given to the Insurer during the Policy Period or Extended Reporting Period, if applicable, specifying the (i) reasons for anticipating such a claim, (ii) nature and date of such Wrongful Act, (iii) identity of the Insureds involved, (iv) injuries or damages sustained, (v) names of potential claimants, and (vi) manner in which the Insureds first became aware of the Wrongful Act, any Claim subsequently arising from such Wrongful Act shall be deemed a Claim first made during the Policy Period.

C.	Notice of an Inquiry is optional and at the Insureds’ sole discretion. An Inquiry shall not be deemed a Claim unless and until it is noticed to the Insurer. If the Insureds elect to seek coverage for an Inquiry, written notice of such Inquiry must be provided to the Insurer during the Policy Period. No coverage shall be provided for any fees or expenses incurred by the Insureds prior to the Insureds giving such notice.

8.	INTERRELATED CLAIMS

Section 11. Interrelated Claims is deleted and replaced by:

Regarding the Liability Coverage Parts only, all Claims arising from, based upon, or in any way related to the same Wrongful Act, any Interrelated Wrongful Acts, or the same or related fact, circumstance, situation, event, transaction, or cause shall be deemed to be a single Claim first made on the earliest date that:

1.	any of such Claims was commenced, even if such date is before the Policy Period;

2.	proper notice of such Wrongful Act or any Interrelated Wrongful Act was given to the Insurer pursuant to Section 10.B; or

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3.	notice of any such Wrongful Act, Interrelated Wrongful Act, or fact, circumstance, situation, event, transaction or causes was given under any prior directors and officers, management, employment practices or similar liability insurance policy.

No coverage is provided for any Claim made, or deemed first made, before the Policy Period.

9.	ALLOCATION

Section 12. Allocation is deleted and replaced by:

If the Insureds incur both Loss covered by this policy and loss not covered by this policy either because the Claim against the Insureds includes both covered and uncovered matters or because the Claim is made against both Insureds who are afforded coverage for such Claim and others, including Insureds who are not afforded coverage for such Claim, covered Loss and uncovered loss shall be allocated based upon the relative legal and financial exposures of the parties to covered and uncovered matters. The Insurer and the Insureds shall use their best efforts to agree upon an allocation of covered Loss and uncovered loss. If the Insurer and the Insureds cannot agree on an allocation of Defense Costs, the Insurer shall advance on a current basis amounts that the Insurer believes to be covered Defense Costs. If the Insurer and the Insureds cannot agree on an allocation, the Insurer shall advance on a current basis 100% of Defense Costs for which an Insured Person is not indemnified by the Insured Organization until an allocation is negotiated, arbitrated or judicially determined, provided that such Insured Person shall repay any Defense Costs advanced that are subsequently determined to be not covered under this Policy or a within the applicable Retention. No presumption shall exist concerning what is a fair and proper allocation between covered Loss and uncovered loss. Any allocation of Defense Costs on account of a Claim shall not apply to or create any presumption with respect to the allocation of other Loss arising from such Claim or any other Claim.

10.	SUBROGATION

Section 13. Subrogation A. and B. are deleted and replaced by:

A.	The Insurer shall be subrogated to all of the Insured’s rights of recovery regarding any payment of Loss under this Policy. The Insureds shall do everything necessary to secure and preserve such rights, including, without limitation, the execution of any documents necessary to enable the Insurer to effectively bring suit in the name of the Insureds. The Insureds shall do nothing to prejudice the Insurer’s position or any rights of recovery. Any recovery (after expenses) shall be used to reduce the Loss, and so much of such recovery shall be paid to the Insurer as will reduce the Loss ultimately borne by the Insurer to what it would have been had the recovery preceded any payment of such Loss by the Insurer. The Limit of Liability under this Policy shall be reinstated to the extent of any recovery (after expenses) obtained by the Insurer.

B.	The Insurer shall not subrogate against any:

1.	Insured; or

2.	investor in any separately managed account or single investor fund, limited partner or other investor or client of an Insured Organization unless the Insured Organization provides written consent for the Insurer to pursue rights of recovery or subrogation against such investor or client.

11.	CORPORATE TRANSACTIONS

Section 15. Corporate Transactions, B. Acquisition or Creation of Subsidiary, “25%” is deleted and replaced by “50%”, and “60 days” is deleted and replaced by “90 days”.

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Section 15. Corporate Transactions, D. New Investment Company, last paragraph is deleted and replaced by:

If the fair value of the assets of any newly non-registered investment company described above exceeds 200% of the total consolidated assets of the largest non-registered Investment Company sponsored by any Insured Organization prior to such sponsorship or merger, as reflected in the most recent consolidated audited financial statements prior to such registration, sponsorship or merger, then coverage for such newly acquired, sponsored or merged organization and its Insureds shall cease at the earlier of: (i) 90 days after such registration, sponsorship, or merger; or (ii) the end of the Policy Period, unless the Insurer agrees in writing to extend coverage upon such terms and conditions as it, in its absolute discretion, chooses. The Insureds shall furnish all information regarding such transaction as the Insurer shall request.

Section 15. Corporate Transactions, E. Investment Company Operations Termination “If, during the Policy Period” preamble is deleted and replaced by “If during the Policy Period, or prior to the Policy Period only if there was a prior insurance policy providing similar coverage to this Policy”.

12.	APPLICATION

Section 16. Application, B.3. is deleted and replaced by:

3.	only knowledge possessed by the chief executive officer or chief financial officer (or equivalent position) of the Named Organization shall be imputed to an Insured Organization.

13.	CANCELLATION

Section 22. Cancellation, C is deleted and replaced by:

C.	If the Insurer or the Named Organization cancels this Policy, unearned premium shall be calculated on a pro-rata basis. Payment of any unearned premium shall not be a condition precedent to the effectiveness of a cancellation. The Insurer shall make any payment of any unearned premium as soon as practicable.

14.	NEW COVERAGE EXTENSIONS

A.	Pre-Claim Defense Costs

1.	If the Insured gives sufficient notice to the Insurer pursuant to Section 10. Claim and Potential Claim Notices, B;

2.	the Insured complies with all other terms of the policy, including but not limited to Section 9 Defense of Claims, C; and

3.	a Claim subsequently arises from such specific circumstance;

then Defense Costs also means reasonable legal fees incurred in the investigation or defense of any such specific circumstances that are incurred: (i) on or after the date such notice is received by the Insurer, and (ii) prior to the time such specific circumstances rise to the level of a Claim (“Pre-Claim Defense Costs”). Subject to all terms, conditions and exclusions of this Policy, including but not limited to Section 12. Allocation, this extension of coverage shall not be deemed to waive any of the Insurer’s rights hereunder, or to limit or effect any Insured’s rights to coverage, for Loss incurred following the making of a Claim.

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B.	Pre-Tender Defense Costs

1.	If the Insured gives notice of a Claim to the Insurer pursuant to Section 10. Claim and Potential Claim Notices, A;

2.	the Insured incurs Defense Costs for such Claim in the 90 days preceding the notice described in 1 above (“Pre-Tender Defense Costs”); and

3.	the Insured is in material compliance with all other terms of the Policy,

then, notwithstanding Section 9. Defense of Claims, C, the Insurer shall recognize Pre-Tender Defense Costs as eroding the applicable Retention for such Claim up to a maximum amount of 50% of such Retention.

C.	Successor-In-Interest Coverage

Subject to the provisions of this Policy, coverage is afforded for Defense Costs resulting from any Claim made against an Insured:

1.	for any actual or alleged act, error, omission, misstatement, misleading statement, neglect or breach of duty committed by any entity prior to such entity becoming an Insured Organization or Portfolio Company; and

2.	as a “successor-in-interest” or solely by reason of such Insured’s status as a Controlling Shareholder,

provided that this coverage extension shall be subject to a $250,000 limit of liability. Such limit of liability shall be the maximum aggregate amount that the Insurer shall pay under this coverage extension. Such limit of liability shall be part of, and not in addition to, the Liability Coverage Parts Aggregate Limit of Liability set forth in Item 6 of the Declarations.

All other terms and conditions of this Policy remain unchanged.

Issued By: Arch Insurance Company
Endorsement Number: 1
Policy Number: IAP1000106-01
Named Insured: USVC Venture Capital Access Fund
This endorsement is effective on the inception date of this Policy unless otherwise stated herein:
Endorsement Effective Date: September 18, 2026

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INVESTMENT COMPANY

DIRECTORS & OFFICERS & PROFESSIONAL

LIABILITY COVERAGE PART

TABLE OF CONTENTS

1.	INSURING AGREEMENTS

2.	DEFINITIONS

3.	EXCLUSIONS

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INVESTMENT COMPANY

DIRECTORS & OFFICERS & PROFESSIONAL

LIABILITY COVERAGE PART

1.	INSURING AGREEMENTS

A.	Insured Person Liability

Except for Loss paid as indemnification by an Investment Company, the Insurer shall pay Loss on behalf of any Insured Person resulting from a Claim first made against any Insured Person during the Policy Period or Extended Reporting Period, if applicable, for a Wrongful Act.

B.	Investment Company Reimbursement

The Insurer shall pay Loss on behalf of an Investment Company that such Investment Company is permitted or required to indemnify any Insured Person resulting from a Claim first made against such Insured Person during the Policy Period or Extended Reporting Period, if applicable, for a Wrongful Act.

C.	Investment Company Liability

The Insurer shall pay Loss on behalf of an Investment Company resulting from a Claim first made against such Investment Company during the Policy Period or Extended Reporting Period, if applicable, for a Wrongful Act by such Investment Company or by any person or entity for whose Wrongful Act the Investment Company is legally responsible.

D.	Derivative Demands

The Insurer shall pay 50% of Investigation Costs on behalf of an Insured Organization resulting from a Derivative Demand first made during the Policy Period or Extended Reporting Period, if applicable. The remaining 50% of Investigation Costs shall be uninsured and retained by the Insured Organization at its own risk.

This Insuring Agreement shall be subject to a Sublimit of Liability of $1,000,000. Such Sublimit of Liability shall be the maximum aggregate amount that the Insurer shall pay under this Insuring Agreement. Such Sublimit of Liability shall be part of, and not in addition to, the Limit of Liability applicable to this Liability Coverage Part.

E.	Nonparty Witness Costs

The Insurer shall pay Nonparty Witness Costs on behalf of any:

1.	Independent Director (if such Nonparty Witness Costs are Non-Indemnifiable Loss); or

2.	Investment Company (if such Investment Company is permitted or required to indemnify such Nonparty Witness Costs),

resulting from a Claim first made against an Investment Company during the Policy Period or Extended Reporting Period, if applicable, for a Wrongful Act by such Investment Company or by any person or entity for whose Wrongful Act the Investment Company is legally responsible.

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This Insuring Agreement shall be subject to the Sublimit of Liability specified in Item 6 of the Declarations. Such Sublimit of Liability shall be the maximum aggregate amount that the Insurer shall pay under this Insuring Agreement. Such Sublimit of Liability shall be part of, and not in addition to, the Limit of Liability applicable to this Liability Coverage Part.

2.	DEFINITIONS

The following terms shall have the meanings specified below:

A.	“Claim” means any:

1.	written demand for monetary damages or non-monetary relief commenced by the receipt by any Insured of such demand;

2.	civil proceeding, including, without limitation, a lawsuit, arbitration or alternative dispute resolution proceeding, commenced by the receipt by, or service upon, any Insured of a complaint, demand for arbitration, request for mediation, or similar document;

3.	criminal proceeding commenced by the return of an indictment, information or similar document;

4.	administrative or regulatory proceeding commenced by the receipt by, or service upon, any Insured of a notice of charges or similar document;

5.	civil, criminal, administrative or regulatory investigation of an Insured commenced by the receipt by, or service upon, any Insured of a: (i) formal order of investigation; or Wells Notice, subpoena, or target letter (within the meaning of title 9-11.151 of the United States Attorneys Manual), from an investigating authority identifying such Insured as a target against whom a proceeding described in 2, 3, or 4 may be commenced;

6.	written request to an Insured to toll or waive a period or statute of limitations regarding a potential Claim as described above commenced by the receipt by such Insured of such request; or

7.	regarding Insuring Agreement D only, Derivative Demand commenced by the receipt by an Insured Organization of such Derivative Demand.

B.	“Independent Director” means any natural person director or trustee of an Investment Company who is not an “interested person” as defined in the Investment Company Act of 1940.

C.	“Insured Organization” means any Investment Company.

D.	“Insured Person” means any:

1.	Executive;

2.	Employee; or

3.	Advisory Board Member,

in their capacity as such with an Investment Company.

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E.	“Insureds” means any:

1.	Insured Organization; or

2.	Insured Persons.

F.	“Loss” means Defense Costs, SOX 304(a)/Dodd-Frank 954 Costs, UK Corporate Manslaughter Act Defense Costs, damages, settlements, judgments, and pre- and post-judgment interest. Regarding Insuring Agreement D only, “Loss” means Investigation Costs. Regarding Insuring Agreement E only, “Loss” means Nonparty Witness Costs.

The following items are specifically included in, or excluded from, Loss:

1.	Loss includes any:

a.	judgment or settlement attributable to violations of the Securities Act of 1933, including, without limitation, Sections 11, 12 or 15, provided that if any Insured Person and any Investment Company are defendants in a Claim in which such judgment or settlement occurred, the Insurer shall allocate 100% of such Loss to Insured Persons;

b.	punitive, exemplary or multiple damages; or

c.	civil penalties assessed against Insured Persons pursuant to Section 2(g)2(B) of the Foreign Corrupt Practices Act.

Notwithstanding 2.e below, the insurability of the above types of Loss shall be governed by the laws of any applicable jurisdiction that does not prohibit coverage for such Loss.

2.	Loss, other than Defense Costs, excludes any:

a.	fines or penalties imposed by law, other than pursuant to Section 2(g)2(B) of the Foreign Corrupt Practices Act;

b.	taxes;

c.	amount for which the Insureds are not liable or for which the claimants are without legal recourse to the Insureds;

d.	non-monetary relief;

e.	matters that are uninsurable pursuant to applicable law;

f.	regular or overtime wages, salaries, or any other type of compensation of Insured Persons;

g.	fees, charges, commissions or other compensation paid to any Insureds; or

h.	amount for which the Insureds are liable as a result of the inability of any banking firm, broker or dealer to make any payment or settle or effect any transaction.

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G.	“Nonparty Witness Costs” means reasonable and necessary fees and expenses incurred to represent an Independent Director as a nonparty witness in the defense or appeal of a Claim against an Investment Company for which such Independent Director serves as an Independent Director, other than any Claim that is a civil, criminal, administrative or regulatory investigation. Nonparty Witness Costs exclude any compensation, benefit expenses, or overhead of any Insureds.

H.	“Wrongful Act” means any actual or alleged:

1.	regarding Insuring Agreements A and B:

a.	act, error, omission, misstatement, misleading statement, neglect or breach of duty by any Insured Persons in their capacity as such; or

b.	matter claimed against an Insured Person solely by reason of their serving in such capacity; or

2.	regarding Insuring Agreements C, D, or E, any act, error, omission, misstatement, misleading statement, neglect or breach of duty, including, without limitation, any violation of the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA (involving an employee benefit plan that is not sponsored by any Investment Company for Insured Persons) or any similar law.

3.	EXCLUSIONS

The Insurer shall not pay Loss:

A.	in connection with any Claim arising from, based upon, or attributable to any fact, circumstance or situation that, before the inception date of this Policy, was the subject of any notice given under any directors and officers liability, management liability, professional liability, or crime insurance policy;

B.	in connection with any Claim arising from, based upon, or attributable to any written demand, suit or proceeding made or initiated against any Insured on or prior to the applicable Prior Litigation Date in Item 6 of the Declarations, any Wrongful Act specified in such prior demand, suit or proceeding or any Interrelated Wrongful Acts thereto;

C.	for any:

1.	bodily injury, sickness, disease, or death of any person, or damage to or destruction of any data or tangible property, including loss of use thereof; or

2.	defamation, disparagement, invasion of privacy, wrongful entry or eviction, false arrest or imprisonment, malicious prosecution, abuse of process, assault, battery or loss of consortium,

provided that this exclusion shall not apply to any Loss resulting from a Claim by a security holder of an Investment Company in their capacity as such for: (i) damage to or destruction or loss of use of security holder records in an Insured’s possession; (ii) emotional distress or mental anguish; or (iii) defamation or disparagement;

D.	in connection with any Claim arising from, based upon, or attributable to any:

1.	discharge, dispersal, release, escape, seepage, migration or disposal of Pollutants, nuclear material or nuclear waste or any threat of such discharge, dispersal, release, escape, seepage, migration or disposal; or

00 IAP0109 00 07 11	INVEST CO

2.	direction, request or voluntary decision to test for, abate, monitor, clean up, remove, contain, treat, detoxify or neutralize Pollutants, nuclear material or nuclear waste,

provided that this exclusion shall not apply to any: (i) Loss resulting from diminution in value of Investment Company securities; (ii) Loss resulting from any Claim brought by a security holder of an Investment Company in their capacity as such or a Derivative Suit; or (iii) Non-Indemnifiable Loss;

E.	for any violation of ERISA or any similar law involving an employee benefit plan sponsored by any Investment Company for Insured Persons;

F.	in connection with any Claim by or on behalf of any Insured in any capacity, provided that this exclusion shall not apply to any Claim:

1.	that is a Derivative Demand or Derivative Suit;

2.	for contribution or indemnification if such Claim directly results from a Claim that is otherwise covered under this Policy;

3.	by any Employee for a Wrongful Act in services provided to such Employee as a customer or client of an Investment Company if such Claim is made without the assistance, participation or solicitation of any other Insured;

4.	by any former Executive who has not served as an Executive for at least two years prior to such Claim being made, provided that such Claim is made without the assistance, participation or solicitation of any current Executive or any former Executive who has served as an Executive during the two years prior to such Claim being made;

5.	by any bankruptcy or insolvency trustee, examiner, receiver, creditors committee or similar official for any Investment Company or any assignee of such trustee, examiner, receiver, creditors committee or similar official;

6.	by any Independent Director if such person has a duty to make such Claim and failure to do so would result in liability to such person;

7.	against:

a.	an Independent Director; or

b.	any Investment Company to the extent that, and for as long as, such Investment Company is a codefendant in such Claim with the Independent Director specified in a above,

if such Claim is bona fide and made without the assistance, participation or solicitation of any other Insured;

8.	by any Advisory Board Member who is not an Executive or Employee; or

9.	made in a jurisdiction outside the United States of America, Canada or Australia by an Executive of an Insured Organization organized in such jurisdiction if such Claim is made pursuant to a procedural requirement in such jurisdiction, provided that assistance, participation or solicitation shall not include Whistleblowing;

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G.	for any Wrongful Act occurring while serving as a director, officer, trustee, regent, governor or equivalent executive, or as an employee, of any entity other than an Investment Company, even if such service is with the knowledge and consent, or at the request of, an Investment Company;

H.	in connection with any Claim arising from, based upon, or attributable to any liability under any agreement or contract, provided that this exclusion shall not apply to:

1.	the extent that liability would have been incurred in the absence of such agreement or contract; or

2.	any written agreement or contract for the rendering of professional services in connection with the operation of any Investment Company, provided that such agreement or contract specifies the scope of services to be rendered and the compensation therefore;

I.	for any employment practices Wrongful Act, including, without limitation, termination, harassment, or discrimination;

J.	in connection with any Claim arising from, based upon, or attributable to any: (i) violation of the Fair Labor Standards Act (except the Equal Pay Act) or any similar law; (ii) overtime compensation; (iii) on-call time compensation, including, without limitation, compensation for waiting time and dressing time; (iv) minimum wage compensation; (v) classification of employees for the purpose of determining eligibility for overtime, on-call time, and minimum wage compensation; (vi) meal and rest periods; or (vii) maintenance of accurate time records;

K.	in connection with any Claim arising from, based upon, or attributable to discrimination or sexual harassment;

L.	of an Insured in connection with any Claim arising from, based upon, or attributable to any personal profit, remuneration or advantage to which such Insured is not legally entitled if established by a final non-appealable adjudication adverse to such Insured other than in a proceeding initiated by the Insurer, provided that this exclusion shall not apply to Loss resulting from violations of Sections 11, 12, or 15 of the Securities Act of 1933 in connection with the offering of securities of an Insured Organization; or

M.	of an Insured in connection with any Claim arising from, based upon, or attributable to any deliberately fraudulent or criminal act or omission or any willful violation of law by such Insured if established by a final non-appealable adjudication adverse to such Insured other than in a proceeding initiated by the Insurer .

Regarding exclusions L and M above: (i) no Wrongful Act of any Insured shall be imputed to any Insured Person; and (ii) only a Wrongful Act by a chief executive officer, chief operating officer, or chief financial officer of any Investment Company shall be imputed to an Investment Company.

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THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

IAP CANOPY PLUS ENDORSEMENT
(INVESTMENT COMPANY D&O & PROFESSIONAL LIABILITY COVERAGE PART)
(ALLIANT AMENDATORY)

Regarding the Investment Company Directors & Officers & Professional Liability Coverage Part, it is agreed that:

1.	INSURING AGREEMENTS – DERIVATIVE DEMANDS

Section 1. Insuring Agreements D. is deleted and replaced by:

D.	Derivative Demands

The Insurer shall pay Investigation Costs on behalf of an Insured Organization resulting from a Derivative Demand first made during the Policy Period or Extended Reporting Period, if applicable.

This Insuring Agreement shall be subject to a Sublimit of Liability of $500,000. Such Sublimit of Liability shall be the maximum aggregate amount that the Insurer shall pay under this Insuring Agreement. Such Sublimit of Liability shall be part of, and not in addition to, the Limit of Liability applicable to this Liability Coverage Part. No Retention shall apply to coverage for Investigation Costs.

2.	DEFINITION REPLACEMENTS

The following Section 2. Definitions are deleted and replaced by:

A.	“Claim” means any:

1.	written demand or notice for monetary, non-monetary or injunctive relief, commenced by an Insured’s receipt of such demand, including, without limitation, a Derivative Demand;

2.	civil proceeding, including without limitation, an arbitration or alternative dispute resolution proceeding, commenced by the service upon an Insured of a complaint, demand for arbitration, request for mediation or similar document, including a foreign equivalent thereof; including any appeal therefrom;

3.	criminal proceeding, including any related Extradition, commenced by the return of an indictment, information, or similar document, including a foreign equivalent thereof;

4.	administrative or regulatory proceeding, other than an investigation, commenced by the filing of a notice of charges or similar document, including a foreign equivalent thereof;

5.	formal or informal civil, criminal, administrative, or regulatory investigation of an Insured by a federal, state, local, foreign or offshore governmental, administrative or regulatory authority or self-regulatory organization, commenced by the receipt by an Insured of a Wells Notice, subpoena, “target” letter (within the meaning of Title 9, 11.151 of the United States Attorney’s Manual or any state, local or foreign equivalent), formal order of investigation, formal civil investigative demand, notice of charges, order to show cause, search warrant, S.E.C. Form 1661 or 1662 or other written request for documents or information, an interview or testimony, or the receipt of another similar request by an Insured, including any foreign equivalent thereof, provided that any such investigation shall not include a routine examination, inspection or industry sweep of a type periodically conducted by any administrative or regulatory authority or self-regulatory organization that appears to be unrelated to any particular event or Wrongful Act of an Insured;

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6.	regarding Insuring Agreements A and B only, Inquiry received by an Insured Person, which shall be deemed commenced only at the time that such Inquiry is noticed to the Insurer, regardless of when an Insured Person received such Inquiry; or

7.	written request to an Insured to toll or waive a period of statute of limitations regarding a potential Claim as described in 2, 3 or 4 above commenced by the Insured’s receipt of such request;

Regarding any Claim described in 5 or 6 above, such Claim shall be deemed to be a Claim for a Wrongful Act.

F.	“Loss” means Defense Costs, damages, settlements, judgments, and pre- and post-judgment interest. Regarding Insuring Agreements A and B only, “Loss” also means Inquiry Costs and SOX 304(a)/Dodd-Frank 954 Costs. Regarding Insuring Agreement D only, “Loss” means Investigation Costs. Regarding Insuring Agreement E only, “Loss” means Nonparty Witness Costs.

1.	Loss shall include any:

a.	judgment or settlement amounts attributable to violations of the Securities Act of 1933, including, without limitation, Section 11, 12 or 15, provided that if any Insured Person and any Insured Organization are defendants in a Claim in which such judgment or settlement occurred, the Insurer shall allocate 100% of such Loss to Insured Persons;

b.	punitive, exemplary or multiple damages; or

c.	civil penalties assessed against Insured Persons pursuant to Section 2(g)2(B) of the Foreign Corrupt Practices Act or any non-willful violation of the United Kingdom Bribery Act of 2010;

d.	fees and expenses of any attorney representing any party who has brought a Claim against any Insured where such fees and expenses are awarded pursuant to a covered judgment against an Insured or a covered settlement (consented to by the Insurer, which consent shall not be unreasonably withheld, delayed or denied) to which an Insured is a party; or

e.	CCO Penalty Loss, provided that the maximum aggregate amount that the Insurer shall pay for all CCO Penalty Loss under this Policy shall be $250,000, which amount shall be part of, and not in addition to, the Limit of Liability specified in Item 6 of the Declarations;

Notwithstanding  2.f  below,  the  insurability  of  the  above  type  of  Loss  shall  be governed by the laws of any applicable jurisdiction that does not prohibit coverage for such Loss.

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2.	Loss, other than Defense Costs, shall exclude any:

a.	fines or penalties imposed by law, except as provided in 1.c, and 1.e above;

b.	taxes;

c.	amount for which the Insureds are not liable or for which the claimants are without legal recourse to the Insureds;

d.	non-monetary relief;

e.	amount representing, or substantially equivalent to, an increase in consideration paid or proposed to be paid for any purchase of securities or assets of an Insured Organization or Portfolio Company; provided that this exclusion shall not apply to Loss incurred under Insuring Agreement A;

f.	matters that are uninsurable pursuant to applicable law;

g.	termination fees or funding obligations, including, without limitation, principal, interest or the monies either committed, accrued, due or otherwise owed resulting from any express or implied promise to purchase, invest in, or lend money to, a Portfolio Company or potential Portfolio Company, provided that this limitation on Loss shall not apply to consequential damages resulting from such funding obligations;

h.	damages, settlements or judgments resulting from an allegation that any Insured interfered with employment contracts including, without limitation, any non-disclosure agreements related to such employment contracts,

i.	future compensation of a claimant who was, is or shall be hired, promoted or reinstated to employment;

j.	employment-related benefits, retirement benefits, perquisites, vacation and sick date, medical or insurance benefits, stock benefits (including, without limitation, any stock, stock options, or stock appreciation rights), carried interest, deferred compensation or any other type or compensation other than salary, wages or bonus compensation; or

k.	compensation earned by or due to a claimant in the course of employment but not paid, other than back pay or front pay.

Regarding paragraphs 2.a and 2.b above, Loss will not exclude damages, settlements, and judgments in connection with a Claim by a shareholder of an Investment Company resulting from a Wrongful Act of an Insured that caused such shareholder to incur the applicable fine, penalty, or tax.

G.	“Nonparty Witness Costs” means reasonable fees and expenses incurred to represent an Independent Director, in his or her capacity as such, as a nonparty witness in the defense or appeal of a:

1.	Claim against an Investment Company for which such Independent Director serves as an Independent Director; or

2.	civil, criminal, administrative or regulatory proceeding against any service provider to an Investment Company.

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Nonparty Witness Costs exclude any compensation, benefit expenses, or overhead of any Insureds.

H.	“Wrongful Act” means any actual or alleged:

1.	regarding Insuring Agreements A and B:

a.	act, error, omission, misstatement, misleading statement, neglect or breach of duty, or aiding and abetting of any breach of duty, by any Insured Persons in their capacity as such; or

b.	matter claimed against an Insured Person solely by reason of their serving in such capacity; or

2.	regarding Insuring Agreements C, D, or E, any act, error, omission, misstatement, misleading statement, neglect or breach of duty, or aiding and abetting of any breach of duty, including, without limitation, any violation of the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA (involving an employee benefit plan that is not sponsored by any Investment Company for Insured Persons) or any similar law.

3.	EXCLUSIONS

Section 3. Exclusions C, E, H, and I are amended to apply the below preamble:

The Insurer shall not pay that part of Loss:

The following Section 3. Exclusions A, F, G, L, M and the paragraph immediately thereafter are deleted and replaced by:

A.	in connection with any Claim arising from, based upon, or attributable to any fact, circumstance or situation that, before the inception date of this Policy, was the subject of any valid notice given and accepted under any other directors and officers, management, or similar liability insurance policy;

F.	in connection with any Claim by or on behalf of any Insured Organization, provided that this exclusion shall not apply to a Claim:

a.	that is a Derivative Demand or Derivative Suit;

b.	by (i) any bankruptcy or insolvency trustee, examiner, receiver, conservator, administrator, liquidator, rehabilitator, creditors committee or similar official for any Insured Organization or any assignee of any of the foregoing; or (ii) an Insured Organization as a Debtor in Possession after the appointment of a trustee, examiner, receiver, conservator, liquidator, or rehabilitator;

c.	brought outside the United States of America, Canada, Australia or any other common law jurisdiction due to a pleading requirement of such jurisdiction; or

d.	against an Independent Director.

G.	in connection with any Claim arising from, based upon, or attributable to any Insured Person serving as a director, officer, trustee, regent, governor or equivalent executive, or as an employee, of any entity other than an Investment Company, even if such service is with the knowledge and consent, or at the request of, an Investment Company;

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L.	of an Insured arising from, based upon, or attributable to the gaining of any personal profit, remuneration or pecuniary advantage to which such Insured was not legally entitled if established by a final non-appealable adjudication adverse to such Insured in the underlying proceeding, provided that this exclusion shall not apply to: (i) Defense Costs; or (ii) Loss resulting from violations Sections 11, 12 or 15 of the Securities Act of 1933; or

M.	of an Insured arising from, based upon, or attributable to any deliberately fraudulent or deliberately criminal act or omission or any willful violation of law by such Insured if established by a final non-appealable adjudication adverse to such Insured in the underlying proceeding, provided, however, that: (i) a criminal or fraudulent act under foreign law that would not be a criminal or fraudulent act if it occurred within the United States of America shall not, in itself, be conclusive proof that a deliberate fraudulent or deliberate criminal act has occurred; and (ii) this exclusion shall not apply to Defense Costs.

Regarding exclusions L and M above: (i) no Wrongful Act of any Insured shall be imputed to any Insured Person, and (ii) only a Wrongful Act by the chief executive officer or chief financial officer (or equivalent position) shall be imputed to an Insured Organization.

All other terms and conditions of this Policy remain unchanged.

Issued By: Arch Insurance Company

Endorsement Number: 2

Policy Number: IAP1000106-01

Named Insured: USVC Venture Capital Access Fund

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: September 18, 2026

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THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY DEFINITION –
LIQUIDATED INVESTMENT COMPANIES
(GENERAL PROVISIONS)
(ALLIANT AMENDATORY)

Regarding the General Provisions, Section 2. Definitions T. “Investment Company” is deleted and replaced by:

T.	Investment Company means any investment company, including any series or portfolio of such investment company, that:

1.	is listed below;

USVC Venture Capital Access Fund

and any investment holding company wholly owned or controlled by any investment company listed above that is created for the sole purpose of making investments on behalf of such investment company;

2.	was sponsored, organized, formed or managed by the Named Organization or any Subsidiary thereof, and has been liquidated, terminated, merged or acquired provided that coverage for such Investment Company shall be limited to Wrongful Acts occuring prior to the effective date of such liqudation, termination, merger or acquisition; or

3.	subject to Section 15. Corporate Transactions, D. New Investment Company, is newly registered, created or sponsored during the Policy Period; or

including any such organization as a Debtor-in-Possession.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 3

Policy Number: IAP1000106-01

Named Insured: USVC Venture Capital Access Fund

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: September 18, 2026

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THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COST OF CORRECTIONS COVERAGE
(ALLIANT)

This endorsement applies to each Liability Coverage Part designated with an X below:

☐	Investment Adviser Professional Liability Coverage Part
☒	Investment Company Directors & Officers & Professional Liability Coverage Part

It is agreed that:

1.	COST OF CORRECTIONS COVERAGE

A.	The Insurer shall reimburse Correction Costs paid by the Insureds to an Investment Company, separately managed account or other customer or client of an Insured Organization because of a Correction Error provided that:

1.	such Correction Error:

a.	is first discovered during the Policy Period;

b.	if not corrected, would:

1.	result in a loss to such: (i) Investment Company or shareholder of such Investment Company; or (ii) separately managed account or other customer or client; and

2.	provide a basis to such: (i) Investment Company or shareholder of such Investment Company; or (ii) separately managed account or other customer or client, to make a Claim for which coverage would be provided under this Policy; and

2.	such Correction Error is noticed to the Insurer pursuant to Sections 3, 4, and 5 of this Endorsement.

B.	The Insurer shall not pay the Insureds for any Correction Costs arising from, based upon, or attributable to any:

1.	Correction Error of which the Insureds had knowledge, or information concerning, as of the earlier of the inception date of:

a.	this Policy; or

b.	the first policy in an uninterrupted series of policies issued by the Insurer, or any insurance company controlling, controlled by, or under common control with the Insurer, of which this Policy is a direct or indirect renewal or replacement;

2.	wire or electronic transfer of funds sent to the wrong party or for the wrong amount, provided that this exclusion shall not apply to otherwise covered Correction Costs solely because an underlying trade or order is executed via computer or electronic transfer by any Insured Person on or off the premises of any Insured Organization through any Computer System;

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3.	unauthorized access or unauthorized use or operation of any Computer System, transmission of malicious code or computer virus, or process of any other electronic system;

4.	loss of physical possession of money, securities or other property in the custody or control of the Insureds;

5.	Theft, Forgery or Alteration;

6.	diminution in value of money, securities, or other property, unless directly resulting from a Correction Error;

7.	contractual obligation (including any obligation to achieve a minimum rate of return or performance standard) or any costs related thereto if such obligation does not otherwise constitute covered Loss under this Policy; or

8.	Correction Error committed with the intent to cause loss or harm;

9.	knowing or willful violation of trading guidelines, including, without limitation, overriding trade execution guidelines, client account restrictions and trading and compliance processes and systems; or

10.	Correction Error for which no coverage would have been afforded under this Policy had the Correction Event resulted in a Claim.

2.	TERMS & CONDITIONS

A.	The maximum aggregate amount that the Insurer shall pay for all Correction Costs under this Endorsement as a result of all Correction Errors shall be $5,000,000 (“Sublimit”), regardless of the number of Liability Coverage Parts to which this Endorsement applies. Such Sublimit shall be part of, and not in addition to, the Limit of Liability applicable to each Liability Coverage Part to which this Endorsement applies. If the Sublimit matches the Limit of Liability specified in Item 6 of the Declarations, it will be referred to as a “Limit”.

B.	The Insurer shall pay Correction Costs arising from each Correction Error reported under this Endorsement to the extent that such Correction Costs exceed a Retention of $150,000. All Correction Costs arising out of Interrelated Correction Errors shall be subject to a single Retention.

C.	To the extent that Correction Costs exceed the Retention specified above, the Insureds shall retain a coinsurance percentage of 0% of such amount of Correction Costs. The Insurer shall not pay such percentage.

3.	The Insureds shall provide written notice of any Correction Error to the Insurer within (15 business days, excluding Saturday, Sunday and any legal holidays, of the time that any Correction Error is reported to the General Counsel of the Named Organization or its functional equivalent. Such notice shall be delivered to the address for notices of Claims and Potential Claims specified in Declarations Item 5. Notwithstanding the above, if the Insureds make a payment for any Correction Costs without the Insurer’s consent, the Insurer shall not raise lack of consent as a defense to coverage for such Correction Costs but shall reserve all rights pursuant to this Endorsement as well as the Policy.

4.	As a condition precedent to coverage, the Insureds must provide all information necessary to:

A.	objectively document the Correction Error; and

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B.	document the amount of Correction Costs.

Further, the Insureds agree to fully cooperate and provide to the Insurer all information reasonably requested by the Insurer.

5.	Within 30 days of reporting any Correction Error to the Insurer, the Insured shall provide a sworn proof of loss documenting any Correction Error setting forth all the circumstances of such Correction Error and explaining why the Insured believes it is entitled to coverage under this Endorsement. At the request of the Insurer, the Insured shall make its officers and employees available for interview by the Insurer or its designated representative(s) in connection with the submission of the request for coverage under this Endorsement and sworn proof of loss.

6.	If a Correction Error occurs prior to the Policy Period and is covered under this Policy and any insurance policy(ies) issued prior to the Policy Period, then:

A.	if such insurance policy(ies) is/are issued by any insurer other than the Insurer, this Policy shall provide excess coverage over such other policy(ies); or

B.	if such insurance policy(ies) is/are issued by the Insurer or any insurance company controlling, controlled by, or under common control with the Insurer, such prior policy(ies) shall terminate as of the inception of this Policy and no coverage shall be provided under such other policy(ies).

7.	Coverage under this Endorsement shall not be afforded during any Extended Reporting Period, if applicable.

8.	DEFINITIONS

A.	“Alteration” means an act done upon an instrument, document or security by which its meaning, legal effect, rights, interests or obligations is changed.

B.	“Computer System” means any computer hardware, software or firmware, and components thereof including data stored thereon, that is owned or leased by an Insured Organization, and is under the direct operational control of an Insured Organization or any mobile device owned and under the direct operational control of an employee of an Insured Organization if such mobile device is used for the benefit of an Insured Organization. “Computer System” also includes cloud computing and other hosted resources operated by a third party for the purpose of providing hosted computer resources to an Insured Organization as provided in a written contract between the Insured Organization and such third party.

C.	“Correction Costs” means amounts incurred by an Insured solely to mitigate or correct direct monetary loss to a customer or client resulting from a Correction Error.

D.	“Correction Error” means a Wrongful Act if a Claim for such Wrongful Act would be covered under this Policy. All Correction Errors that have as a common nexus any fact, circumstance, situation, event, transaction, cause or series of causally connected facts, circumstances, situations, events, transactions or causes shall be considered “Interrelated Correction Errors”.

E.	“Forgery” means the signing of another person’s name with the intent to deceive. Mechanically or electronically produced or reproduced signatures shall be treated the same as hand-written signatures.

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F.	“Theft” means:

1.	the unlawful taking of money, securities, or other property; or

2.	dishonest or fraudulent acts committed by an Insured (or a designated person or entity acting on behalf of an Insured) acting alone or in collusion with others with the intent (a) to cause a financial loss to an Insured or customer, or (b) to obtain a financial benefit for any person or entity.

G.	General Provisions Section 2. Definitions, V. “Loss” is amended to add: “Loss includes Correction Costs”.

All other terms and conditions of this Policy remain unchanged.

Issued By: Arch Insurance Company

Endorsement Number: 4

Policy Number: IAP1000106-01

Named Insured: USVC Venture Capital Access Fund

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: September 18, 2026

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THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

WASHINGTON AMENDATORY ENDORSEMENT

It is agreed that:

1.	General Provisions Section 5. Extended Reporting Period, A, first sentence is deleted and replaced by:

If the Named Organization cancels or does not renew this Policy, or if, for any reason other than non-payment of premium, the Insurer cancels or refuses to renew this Policy, the Named Organization shall have the right, upon payment of the additional premium stated in Item 4 of the Declarations, to a continuation of the coverage afforded by all elected Liability Coverage Parts for the additional period stated in Item 4 of the Declarations (the “Extended Reporting Period”).

2.	General Provisions Section 13, Subrogation, A is deleted and replaced by:

To the extent of any payment under this Policy, the Insurer shall be subrogated to the Insureds’ rights of recovery against any person or organization after the Insureds have been fully compensated under this Policy. The Insureds shall execute and deliver all instruments and papers and do whatever else may be necessary to secure such rights.

Any amount recovered after payment under this Policy shall be apportioned first to the Insureds as indicated in the paragraph above and thereafter, in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

3.	General Provisions Section 22. Cancellation, A is deleted and replaced by:

This Policy may be cancelled by the Insurer by delivering or mailing to the Named Organization at the address shown in Item 1 of the Declarations, and any other person named in the Policy who has an interest in any Loss which may occur thereunder, written notice of cancellation, stating the reason for cancellation at least 45 days before the effective date of cancellation. In the case of non-payment of premium, the Insurer may cancel the policy upon 10 days written notice to the Named Organization. The mailing of any such notice shall be effected by depositing it in a sealed envelope with proper prepaid postage affixed, in a letter depository of the United States Post Office. The Insurer shall retain in its records any such item so mailed, together with its envelope, which was returned by the Post Office upon failure to find, or deliver the mailing to, the addressee. The effective date of cancellation shall become the end of the Policy Period. Delivery of such notice shall be equivalent to mailing. A copy of any notice described in this section shall be provided within 5 working days to the agent on the account or to the broker of record for the Named Organization.

4.	General Provisions Section 22. Cancellation, B is deleted and replaced by:

Except as otherwise provided, the Named Organization may cancel this Policy by notifying the Insurer or the insurance producer by (i) written notice by mail, fax, or e-mail; (ii) surrender of the Policy or binder; or (iii) verbal notice. Upon receipt of such notice, the Insurer shall cancel this Policy or any binder issued as evidence of coverage, effective on the later of the following:

1.	The date on which notice is received or the Policy or binder is surrendered; or

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2.	The date of cancellation requested by the Named Organization.

If the Named Organization provides verbal notice of cancellation to the Insurer, the Named Organization must also provide written confirmation of cancellation to the Insurer. The effective date of cancellation shall be the date of cancellation verbally requested by the Named Organization.

4.	The following is added to this Policy:

NONRENEWAL

If the Insurer decides to nonrenew this Policy, the Insurer shall mail or deliver written notice to the Named Organization at the address shown in Item 1 of the Declarations at least 45 days before the end of the Policy Period. The notice shall include the reason for nonrenewal. A copy of any notice described in this section shall be provided within 5 working days to the agent on the account or to the broker of record for the Named Organization.

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 5

Policy Number: IAP1000106-01

Named Insured: USVC Venture Capital Access Fund

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date: September 18, 2026

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TERRORISM COVERAGE DISCLOSURE NOTICE

TERRORISM COVERAGE PROVIDED UNDER THIS POLICY

The Terrorism Risk Insurance Act of 2002 as amended and extended by the subsequent Terrorism Risk Insurance Program Reauthorization Acts (collectively referred to as the “Act”)established a program within the Department of the Treasury, under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. An act of terrorism is defined as any act certified by the Secretary of the Treasury, in consultation with the Secretary of Homeland Security and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under the federal program as an act of terrorism. The policy’s other provisions will still apply to such an act. Your decision is needed on this question: do you choose to pay the premium for terrorism coverage stated in this offer of coverage, or do you reject the offer of coverage and not pay the premium? You may accept or reject this offer.

If your policy provides commercial property coverage, in certain states, statutes or regulations may require coverage for fire following an act of terrorism. In those states, if terrorism results in fire, we will pay for the loss or damage caused by that fire, subject to all applicable policy provisions including the Limit of Insurance on the affected property. Such coverage for fire applies only to direct loss or damage by fire to Covered Property. Therefore, for example, the coverage does not apply to insurance provided under Business Income and/or Extra Expense coverage forms or endorsements that apply to those coverage forms, or to Legal Liability coverage forms or Leasehold Interest coverage forms.

Your premium will include the additional premium for terrorism as stated in the section of this Notice titled DISCLOSURE OF PREMIUM.

DISCLOSURE OF FEDERAL PARTICIPATION IN PAYMENT OF TERRORISM LOSSES

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals 80% in years 2020 through 2027 of that portion of the amount of such insured losses that exceeds the applicable insurer deductible during Calendar Year 2020 and each Calendar Year thereafter through 2027.

DISCLOSURE OF CAP ON ANNUAL LIABILITY

If the aggregate insured terrorism losses of all insurers exceed $100,000,000,000 during any Calendar Year provided in the Act, the Secretary of the Treasury shall not make any payments for any portion of the amount of such losses that exceed $100,000,000,000, and if we have met our insurer deductible, we shall not be liable for the payment of any portion of such losses that exceeds $100,000,000,000.

DISCLOSURE OF PREMIUM

Your premium for terrorism coverage is: $0.00

(This charge/amount is applied to obtain the final premium.)

You may choose to reject the offer by signing the statement below and returning it to us.  Your policy will be changed to exclude the described coverage.  If you chose to accept this offer, this form does not have to be returned.

REJECTION STATEMENT

I hereby decline to purchase coverage for certified acts of terrorism. I understand that an exclusion of certain terrorism losses will be made part of this policy.

USVC Venture Capital Access Fund
Policyholder/Legal Representative/Applicant’s Signature	Named Insured

Arch Insurance Company
Print Name of Policyholder/Legal Representative /Applicant	Insurance Company

Date: 09/18/2026	Policy Number: IAP1000106-01

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U.S. TREASURY DEPARTMENT’S OFFICE OF FOREIGN
ASSETS CONTROL (“OFAC”)
ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

●	Foreign agents;

●	Front organizations;

●	Terrorists;

●	Terrorist organizations; and

●	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons”. This list can be located on the United States Treasury’s web site – http://www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

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Office, Inc. with its permission.